SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 3)*

                              DevX Energy, Inc.
                    (Formerly Queen Sand Resources, Inc.)
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.234 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 25189P 20 3
                                 -----------
                               (CUSIP Number)

                              October 31, 2000
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No.  25189P 20 3                                            Page 2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Item 6)                                                (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           Not Applicable

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            Not Applicable
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           Not Applicable
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                Not Applicable
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Not Applicable
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Not Applicable
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

CUSIP No.  25189P 20 3                                            Page 3 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Diversified Strategies Fund, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Item 6)                                                (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           Not Applicable

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            Not Applicable
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           Not Applicable
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                Not Applicable
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Not Applicable
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Not Applicable
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     PN
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:
            DevX Energy, Inc. (formerly Queen Sand Resources, Inc.) (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            13760 Noel Rd. Suite 1030
            Dallas, Texas 75240-2336

Item 2(a).  Name of Persons Filing:
            JNC Opportunity Fund Ltd. ("JNC")
            Diversified Strategies Fund, L.P. ("DSF")

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            JNC Opportunity Fund Ltd.
            c/o Olympia Capital (Cayman) Ltd.
            Williams House, 20 Reid Street
            Hamilton HM11, Bermuda.

            Diversified Strategies Fund, L.P.
            108 South Madison Avenue
            Louisville, Kentucky 40423

Item 2(c).  Citizenship:
            JNC - Cayman Islands.

            DSF - Illinois

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $.234 per share, of the Company ("Common Stock").

Item 2(e).  CUSIP Number:
            25189P 20 3.

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

            (a) [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;
            (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c) [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;
            (d) [ ]   Investment company registered under Section 8 of the
                      Investment Company Act;
            (e) [ ]   An investment advisor in accordance with Rule 13-
                      d(b)(1)(ii)(E);
            (f) [ ]   An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F);
            (g) [ ]   A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G);
            (h) [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
            (i) [ ]   A church plan that is excluded from the definition of
                      an investment company under Section (c)(14) of the
                      Investment Company Act;
            (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.     Ownership.
            Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

            (a)  Amount beneficially owned:
                 JNC -Not Applicable

                 DSF -Not Applicable

            (b)  Percent of class:
                 JNC -Not Applicable

                 DSF - Not Applicable


            (c)  Number of shares to which JNC has:

                 (i)    Sole power to vote or direct the vote:
                        Not Applicable

                 (ii)   Shared power to vote or direct the vote:
                        Not Applicable

                 (iii) Sole power to dispose or to direct the disposition of:
                        Not Applicable

                 (iv) Shared power to dispose of or direct the disposition of:
                        Not Applicable

                 Number of shares to which DSF has:

                 (i)    Sole power to vote or direct the vote:
                        Not Applicable

                 (ii)   Shared power to vote or direct the vote:
                        Not Applicable

                 (iii) Sole power to dispose or to direct the disposition of:
                        Not Applicable

                 (iv) Shared power to dispose of or direct the disposition of:
                        Not Applicable

Item 5.   Ownership of Five Percent or Less of a Class:
            JNC and DSF have ceased to be the owners of more than 5% of the outstanding Common Stock of this issuer.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
            JNC - Not applicable.

            DSF - Not applicable.

Item 8.   Identification and Classification of Members of the Group.
            JNC - See Item 2(a).

            DSF - See Item 2(a).

Item 9.   Notice of Dissolution of a Group.
            JNC - Not applicable.

            DSF - Not applicable.

Item 10.  Certification.

          By signing below, the each of undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2000


JNC Opportunity Fund Ltd.

          By: Encore Capital Management, L.L.C., its
            Investment Advisor


          By: /s/       James Q. Chau
             ---------------------------------
                James Q. Chau, Managing Member

Diversified Strategies Fund, L.P.

          By: Encore Capital Management, L.L.C., its
                 Investment Advisor


          By: /s/     James Q. Chau
             ---------------------------------
              James Q. Chau, Managing Member